NORSAT ANNOUNCES STRONG SECOND QUARTER 2012 RESULTS
REVENUES UP 22% AND EBITDA UP 41% OVER Q2 2011

- Management to Host Conference Call at 8:30 am Pacific Time (11:30 am Eastern Time) -

Conference Call Details

Norsat will host a conference call on August 9, 2012 at 8:30 am Pacific Time (11:30 am Eastern Time) to discuss second quarter and year-to-date results. To access the conference call, please dial toll – free 1-888-396-8064 or 416-764-8649. The conference call ID is: ‘Norsat Investor Call’. Please connect approximately 10 minutes prior to the beginning of the call to ensure participation. A digital recording and transcript of the call will be available later today at: http://www.norsat.com/investor-info/conference-call-recordings

Vancouver, British Columbia – August 9, 2012 -- Norsat International Inc. (“Norsat” or “the Company”) (TSX: NII and OTC BB: NSATF), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments, today reported financial results for the three and six months ended June 30, 2012. The Company serves global customers primarily through three business units: Sinclair Technologies, Satellite Solutions and Microwave Products. All financial results are reported in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise stated.

('000), except per share amounts	Three months ended June 30,				Six months ended June 30,
	2012	2011	Change		2012	2011	Change

Revenue	$10,549	$8,644	$1,905	22%	$21,089	$17,358	$3,730	21%
Gross profit	$4,480	$3,591	$889	25%	$9,094	$7,434	$1,660	22%
Gross profit (%)	42%	42%	0%		43%	43%	0%
EBITDA (1)	$700	$496	$204	41%	$1,816	$1,541	$275	18%
Net earnings (loss) for the period	$2,771	$(275)	$3,046	>100%	$3,288	$(472)	$3,760	>100%
Net earnings (loss) per share - basic	$0.05	$(0.00)	$0.05	>100%	$0.06	$(0.01)	$0.06	(75)%
Net earnings (loss) per share - diluted	$0.05	$(0.00)	$0.05	>100%	$0.06	$(0.01)	$0.06	(75)%
Weighted average common shares outstanding-	#	#			#	#
Basic	58,197	58,364			58,257	57,727
Diluted	58,197	58,364			58,257	57,727

(1) EBITDA is a Non-IFRS Measure that is defined in the 2011 Annual Management’s Discussion and Analysis posted on Norsat’s website and SEDAR.

Second Quarter 2012 Highlights

•	Second quarter revenue, gross profit dollars, EBITDA and net earnings were all up over the same period in 2011.
•	Norsat was granted Final Acceptance with NATO Communications and Information Agency (NATO) for its custom-designed dual Ku-band and X-band portable satellite terminals.
•
Norsat released a Satellite Locator application for iPhone on the App Store. The application, available as a free download, enables users to locate geostationary satellites on a mobile phone from anywhere on the planet, and can be used to assess obstructions and assist in pointing satellite ground terminals, including Norsat’s ultra-portable GLOBETrekker™ and Rover™ systems.

•
Norsat’s cutting-edge video streaming technologies and Ku-band portable satellite terminals were used to broadcast live footage of U.S. President Obama’s surprise visit and address to U.S. service members in Bagram, Afghanistan on May 1, 2012.

“Our financial results continued to strengthen in the second quarter of 2012, with revenue growth in both the Sinclair Technologies segment and our Microwave Products segment helping to drive improved performance,” said Dr. Amiee Chan, Norsat’s President and CEO. “Consolidated revenue increased 22% to $10.5 million and EBITDA improved by 41% to $0.7 million, compared to the same period last year. This represents our 23nd straight quarter of positive EBITDA.”

“Our Sinclair division, which was acquired on January 21, 2011, continued to perform above historical norms. Sales improved due to continued demand across all product lines. This segment has helped to diversify our product lines with antenna and RF conditioning products. It has also firmly positioned Norsat in the commercial market, and particularly with the public safety and transportation market sectors. Microwave Products segment also posted significant gains during the quarter, reflecting increased demand for products including our customized Ka-band receivers. We also successfully responded to a customer request for products suitable for airborne applications, tapping a new market in the process,” said Dr. Chan.

“A highlight of the quarter was successfully meeting NATO’s stringent in-field testing criteria for our custom-designed dual Ku and X-band portable satellite terminals. Having gained Final Acceptance from our customer, we were able to recognize revenues on our contract during the period.”

“Going forward, we are continuing to diversify our customer base as we pursue opportunities with other militaries, and in other markets including the commercial, resource, transportation and public safety sectors. Our new Norsat Power Solutions business unit is an example of this strategy in action. In our Satellite Solutions segment, we anticipate attractive growth opportunities and have seen increased proposal activity in recent months.”

“Overall, we are pleased with our second quarter results and enthusiastic about our future prospects,” Dr. Chan added.

Financial Review

For the three months ended June 30, 2012

For the three months ended June 30, 2012, total sales increased to $10.5 million, from $8.6 million in Q1 2011.

Sales from the Sinclair Technologies segment improved significantly to $6.4 million, from $5.2 million during the same period in 2011, reflecting stronger-than-normal demand. Satellite Solutions sales also increased to $1.7 million, from $1.3 million in Q2 2012, reflecting the addition of revenues from the First Nations’ Emergency Security Society (FNESS) and NATO contract.

Second quarter sales of Microwave Products improved to $2.3 million from $1.8 million in 2011. The $0.5 million increase was partially driven by increased demand for products, including customized Ka-band receivers and custom airborne applications produced at a customer’s request. Norsat continues to benefit from its widely recognized reputation within the microwave communications market.

Sales from Maritime Solutions decreased to $0.1 million from $0.3 million during the same period last year.

On a consolidated basis, second quarter gross margin percentages remained constant at 42%. The Sinclair Technologies segment achieved above-average margins of 45% on a combination of favourable product mix and strong demand from the public safety and transportation sectors. Gross profit margins from the Satellite Solutions segment declined to 32%, from 33% in Q2 2011. This decrease was anticipated and reflects lower margins on both the NATO and FNESS contracts, together with lower selling prices for some existing product lines. The Microwave Products segment increased gross profit margin to 44%, from 42% last year as a result of favourable changes in product mix.

For the three months ended June 30, 2012, total expenses increased to $4.3 million, from $3.7 million in Q2 2011.

Second quarter selling and distributing expenses increased to $2.1 million, from $1.7 million in 2011. The year-over-year change reflects investments in additional sales and marketing resources, including the launch of the new Norsat Power segment, as well as higher commissions related to increased sales volumes and bonuses related to improved sales volumes and results.

General and administrative expenses decreased to $1.3 million, from $1.5 million last year, reflecting the absence of $0.1 million in Sinclair acquisition-related costs incurred in the second quarter of 2011 period. The balance of the decrease reflects lower employee costs.

Net product development expenses increased by $0.3 million, to $0.8 million. Direct expenses also increased by $0.2 million as the Company continued to invest in ongoing research and development of next-generation product offerings. Government contributions decreased by $0.1 million year-over-year.

EBITDA improved by 41% to $0.7 million in the second quarter, from $0.5 million during the same period last year. EBITDA generated by Sinclair Technologies and Microwave Products were key factors in this improvement and contributed $0.2 and $0.3 million respectively. These gains were partially offset by lower gross margin dollars from the Satellite Solutions and Maritime Solutions segments, higher selling and distributing expenses, and an increase in commissions and bonuses related to improved sales and operating results.

Second quarter earnings before income taxes increased to $0.2 million, from a loss of $0.1 million in Q2 2011.

The Company recorded a $2.6 million net income tax recovery in the second quarter of 2012. This included a $3.0 million deferred income tax recovery relating to a change in the Company’s legal structure which was completed on June 29, 2012.

Second quarter net earnings increased to $2.8 million, or $0.05 per share, basic and diluted, from a net loss of $0.3 million, or $(0.00) per share, basic and diluted, during the same period last year.

For the six months ended June 30, 2012

For the six months ended June 30, 2012, total sales increased to $21.1 million, from $17.4 million during the same period last year. The Sinclair Technologies segment was a significant contributor to this improvement, with first-half sales increasing to $12.6 million, from $9.6 million last year. These gains reflect the positive impact of six months contribution from the Sinclair Technologies segment, compared to just over five months contribution last year. As with the second quarter results, first-half sales from this segment were above historical norms, with total revenue of $12.6 million reflecting strong demand, especially in the public safety and transportation sectors.

Satellite Solutions sales increased nominally to $3.8 million, from $3.7 million during the same period in 2011. Included in the Satellite Solutions results were $0.6 million in new revenues from the FNESS contract and $0.7 million from the NATO contract. First-half sales of Microwave Products increased to $4.4 million from $3.7 million in 2011, reflecting higher volumes, as well as the addition of the new airborne applications. Sales from Maritime Solutions decreased to $0.3 million from $0.4 million in 2011

On a consolidated basis, first-half gross margin percentage was 43%, on par with the same period in 2011. Sinclair Technologies achieved above-average margins on a combination of favourable product mix and strong demand. As anticipated, gross profit margins from the Satellite Solutions segment declined to 38%, from 43% in 2011, reflecting lower margins on the FNESS and NATO contracts, together with lower selling prices for some existing product lines. Gross profit from the Microwave Products segment remained constant at 43%.

For the six months ended June 30, 2012, total expenses increased to $8.2 million, from $7.4 million in 2011.

First-half selling and distributing expenses increased to $3.9 million, from $3.0 million in 2011. This increase included approximately $0.3 million of costs related to the launch of the new Norsat Power Segment, $0.3 million related to higher employee costs, and the added costs of operating the Sinclair Technologies segment for an extra month in 2012.

First-half general and administrative expenses decreased to $2.8 million, from $3.2 million last year. This reduction primarily reflects the absence of $0.5 million in acquisition costs incurred in the first two quarters of 2011 as part of the Sinclair transaction. The lower G&A expense also reflects employee cost savings. Partially offsetting these reductions were added costs of operating the Sinclair division for one extra month in the 2012 period.

Net product development expenses increased to $1.3 million from $0.9 million last year, reflecting six months of Sinclair operations, and direct expenses increased to $1.6 million, from $1.2 million, reflecting continued investment in research and development of next-generation product offerings. Government contributions decreased by $0.1 million compared to the same period last year. Product development continues to be a core focus for Norsat and is reflected through development programs in the Sinclair Technologies and Satellite Solutions business units.

Other expenses for the six months ended June 30, 2012 were $0.2 million, compared to $0.3 million during the same period last year. The reduction in other expenses primarily reflects foreign exchange variance from translating Canadian dollar-denominated payables and loans into US dollars and, to a lesser extent, reduced interest expenses.

First-half EBITDA improved by 18% to $1.8 million, from $1.5 million last year. Sinclair Technologies and Microwave Products each improved their contribution to EBITDA by $0.3 million. This was partially offset by higher selling and distributing expenses resulting from investments in sales and marketing resources, including the launch of Norsat Power. It also reflects higher commissions and bonuses due to higher sales and improved operating results. The EBITDA gains were partially offset by lower gross margin on the Satellite Solutions sales

Six month earnings before income taxes increased to $0.9 million, from $0.1 million during the same period in 2011.  The Company recorded a net income tax recovery of $2.4 million, which included a $3.0 million deferred income tax recovery resulting from the tax and legal entity reorganization on June 29, 2012.

For the six months ended June 30, 2012 net earnings increased to $3.3 million, or $0.06 per share, basic and diluted, from a net loss of $0.5 million, or $(0.01) per share, basic and diluted, during the first half of 2011.

Financial Position

Norsat ended the second quarter of 2012 with cash and cash equivalents of $3.7 million, compared to $4.2 million as at December 31, 2011. In connection with its acquisition of Sinclair in January 2011, the Company secured and was funded a non-revolving acquisition loan of $12.0 million. As of August 8, 2012, the loan balance had been paid down to $8.2 million and Norsat was in compliance with its bank covenants.

The Company also has access to additional credit facilities totaling $3.75 million. As of June 30, 2012 and as of August 8, 2012, it had not drawn these facilities.

As at June 30, 2012, working capital was $10.5 million, compared to $11.8 million at December 31, 2011. Shareholders’ equity increased to $21.9 million, compared to $18.7 million at December 31, 2011.

Outlook

Prospects in the satellite industry remain strong, driven by the net-centric transformation of militaries around the world, a continued focus on homeland security and the emergence of non-traditional applications. These new market opportunities include business continuity measures by large organizations and content production by new entrants to the satellite communications space. In particular, Norsat anticipates attractive growth opportunities in its Satellite Solutions business where it is actively working to diversify its customer and product base, especially into other militaries, commercial, resource, transportation and public safety segments. As this segment diversifies beyond its traditional military focus, revenues are expected to increase, but gross margins will be somewhat lower.

The Company also sees significant growth opportunities in the Remote Network Solutions segment, where it is targeting relatively new or even untapped markets.

The long-term prospects for the RF antenna and filter industries remain strong.  In particular, Norsat continues to see strong demand from the transportation sector. While demand for specific product lines can be cyclical depending on network deployment trends, and the market is generally considered to be mature, the Sinclair Technologies products have proven to be largely resistant to technical obsolescence as significant industry innovation has been relatively modest and product life cycles are long.

Demand in the Microwave Products segment is expected to remain stable given that it is a mature market and Norsat already has a strong market position.

Future sales from the Maritime Solutions segment are expected to decline as a result of the recent divestiture of the Company’s vessel monitoring unit based in Italy. This business represented a small component of Norsat’s revenues with combined third and fourth quarter sales of approximately $0.2 million in 2011.

In the near-term, Norsat anticipates that the key factors affecting revenue growth will continue to be the timing of awards of major military and certain commercial projects. In addition, competition in the satellite industry is expected to continue to intensify as more companies focus on opportunities in the satellite terminal market. While demand for Sinclair Technologies products is expected to remain robust, competitive pressure and increasing labour costs could have a negative impact on product prices and margins within this segment.

Given these anticipated competitive pressures, Norsat will continue to focus on establishing new revenue opportunities, and will explore opportunities that enable it to continue leveraging its proven competitive strengths.

Norsat’s management remains focused on implementing a business model that will serve to (i) add a recurring revenue stream by offering a range of services, (ii) broaden the portfolio of products and services, (iii) actively recruit and cultivate reseller channel partners, and (iv) diversify its base of customers to include non-defense customers.

Currently, Norsat is working to execute a balanced growth strategy that incorporates investment in staffing levels, new product introductions, and continued enhancement of existing product lines, as well as greater diversification by geographic region and by industry vertical, and a broadening of the solutions it provides to customers. The Company expects to realize a portion of these objectives through organic growth.

While Norsat will maintain its strict focus on preserving a sustainable cost structure, it anticipates higher costs of production and higher operating costs as investments are made to pursue its strategic objectives.  The Company is cognizant of the extent of the current credit crisis and will remain vigilant in its credit granting practices, however, it believes its exposure to bad debt is relatively low overall. Most of Norsat’s trade accounts receivables are generated from various military and large commercial customers, which are not believed to be at risk of default. Additionally, the balance of amounts owing is spread over a diverse range of customers.

Finally, Norsat will continue to actively pursue new acquisitions. The current recessionary trends, coupled with the Company’s strong financial position and capital structure, have created excellent conditions for realizing growth through strategic acquisition. Management remains optimistic that at least three deals can be closed during the next five years. However, Norsat will not undertake any acquisition unless it meets strict criteria to provide strong value, further the Company’s strategic objectives and have the potential to be accretive to shareholders.

A full set of financial statements and Management’s Discussion and Analysis for Norsat is available at www.norsat.com and will be available at www.sedar.com.

Norsat International Inc.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in US Dollars - Unaudited)

	Notes	June 30, 2012	December 31, 2011
ASSETS
Current assets
Cash and cash equivalents		$3,743,871	$4,192,875
Short term investments		-	67,711
Trade and other receivables		6,967,509	7,935,863
Contract work in progress		-	300,985
Inventories		9,314,811	10,173,019
Prepaid expenses and other		499,591	670,371
		20,525,782	23,340,824
Non-current assets
Property and equipment, net		1,168,618	1,128,098
Intangible assets, net		8,789,842	9,287,868
Goodwill		5,275,477	5,277,620
Long-term prepaid expenses and other		46,904	29,844
Deferred income tax assets		4,192,448	1,197,165
		19,473,289	16,920,595
Total assets		$39,999,071	$40,261,419

LIABILITIES
Current liabilities
Trade and other payables		$3,200,326	$5,802,370
Accrued liabilities		1,958,763	1,319,780
Provisions		189,848	186,716
Current portion of acquisition loan		3,500,000	3,000,000
Taxes payable		598,734	620,461
Deferred revenue		555,404	642,183
		10,003,075	11,571,510
Non-current liabilities
Acquisition loan		4,859,879	6,650,286
Long-term deferred revenue		79,171	141,685
Deferred income tax liabilities		2,552,303	2,622,814
Promissory note payable		632,263	597,226
		8,123,616	10,012,011
Total liabilities		18,126,691	21,583,521
SHAREHOLDERS' EQUITY
Issued capital		39,850,648	39,850,648
Treasury shares		(131,474)	-
Contributed surplus		3,914,990	3,812,151
Accumulated other comprehensive income		(135,878)	(70,746)
Deficit		(21,625,906)	(24,914,155)
Total shareholders' equity		21,872,380	18,677,898
Total liabilities and shareholders' equity		$39,999,071	$40,261,419

Norsat International Inc.
Condensed Interim Consolidated Statements of Earnings and Comprehensive Income
(Expressed in US Dollars - Unaudited)

	Three months ended June 30,		Six months ended June 30,
Notes	2012	2011	2012	2011

Revenue	$10,549,223	$8,643,770	$21,088,724	$17,358,428
Cost of sales	6,069,261	5,053,247	11,995,048	9,924,600
Gross profit	4,479,962	3,590,523	9,093,676	7,433,828

Expenses:
Selling and distributing expenses	2,066,337	1,735,416	3,897,438	2,985,174
General and administrative expenses	1,291,626	1,471,681	2,768,730	3,219,684
Product development expenses, net	781,332	513,353	1,310,868	868,492
	4,139,295	3,720,450	7,977,036	7,073,350
Earnings (loss) before other expenses	340,667	(129,927)	1,116,640	360,478

Loss on disposal of property and equipment	-	-	15,016	-
Interest and bank charges	129,154	176,645	277,574	295,157
(Gain)/ loss on foreign exchange	56,813	(191,560)	(54,628)	(10,106)
Earnings (loss) before income taxes	154,700	(115,012)	878,678	75,427

Current income tax expense	379,444	247,808	656,112	532,932
Deferred income tax expense (recovery)	(2,995,322)	(88,040)	(3,065,683)	14,142
Net earnings (loss) for the period	$2,770,578	$(274,780)	$3,288,249	$(471,647)

Other comprehensive income
Exchange differences on translation of operations in currencies other than US Dollars	(107,671)	195,264	65,132	385,039
Total comprehensive income (loss) for the period	$2,662,907	$(79,516)	$3,353,381	$(86,608)

Net earnings per share
Basic	$0.05	$(0.00)	$0.06	$(0.01)
Diluted	$0.05	$(0.00)	$0.06	$(0.01)

Weighted average number of shares outstanding
Basic	58,196,618	58,364,180	58,256,575	57,726,705
Diluted	58,196,618	58,364,180	58,256,575	57,726,705

Norsat International Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in US Dollars)

		Three months ended June 30,		Six months ended June 30,
	Notes	2012	2011	2012	2011
Cash and cash equivalents provided by (used in)
Operating activities:
Net earnings (loss) for the period		$2,770,578	$(274,780)	$3,288,249	$(471,647)
Income taxes paid		(99,452)	(440,312)	(678,756)	(732,256)
Non-cash adjustments to reconcile net earnings to net cash flows:
Amortization		375,822	552,641	745,496	704,096
Foreign exchange (gain) loss		183,890	(64,941)	(40,911)	145,509
Loan acquisition costs amortization		6,710	10,073	13,435	10,073
Loss on disposal of property and equipment		-	-	15,016	-
Current income tax		379,444	247,808	656,112	532,932
Deferred income tax (recovery) expense		(2,995,322)	(88,040)	(3,065,683)	14,142
Share-based payments		50,989	9,793	102,839	13,825
Accretion of promissory notes		7,263	24,209	35,037	41,809
Government contribution		(192,394)	(295,316)	(495,047)	(573,835)
Changes in non-cash working capital		955,576	1,477,343	(314,231)	1,824,516
Net cash flows from operating actitivies		1,443,104	1,158,478	261,556	1,509,164
Investing activities:
Purchase of intangible assets, property and equipment		(186,752)	(107,486)	(377,865)	(163,541)
Proceeds from government contributions for acquisition of property and equipment		-	-	260,214	-
Proceeds from sale of property and equipment		-	-	42,390	-
Redemption of short-term investment		29,706	-	67,918	-
Acquisition of subsidiary, net of cash acquired		-	-	-	(15,235,954)
Net cash flows used in investing activities		(157,046)	(107,486)	(7,343)	(15,399,495)
Financing activities:
Proceeds from interest bearing borrowings		-	-	-	11,892,959
Proceeds from shares issued under ESOP, net of share issuance costs		-	-	-	348,792
Proceeds from exercising warrants and options		-	2,427	-	32,559
Proceeds from government contributions		314,123	582,766	707,850	865,264
Purchase of treasury shares		(131,474)	-	(131,474)	-
Repayment of interest bearing borrowings		(700,000)	(600,000)	(1,300,000)	(1,000,000)
Net cash flows used in financing activities		(517,351)	(14,807)	(723,624)	12,139,574
Effect of foreign currency translation on cash and cash equivalents		(36,454)	64,755	20,407	13,011
Increase (decrease) in cash and cash equivalents		732,253	1,100,940	(449,004)	(1,737,746)
Cash and cash equivalents, beginning of period		3,011,618	3,476,355	4,192,875	6,315,043
Cash and cash equivalents, end of period		$3,743,871	$4,577,295	$3,743,871	$4,577,297

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of portable ground station satellite terminals, antennas, Radio Frequency (RF) conditioning products, microwave components, maritime based satellite terminals and remote network connectivity solutions. Additionally, through its Norsat Power Solutions segment, Norsat is a provider of power conversion and energy storage solutions for the communications, transportation and resource sectors.  More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

Forward Looking

The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about Norsat’s market opportunities, strategies, competition, expected activities and expenditures as it pursues its business plan, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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For further information, contact:

Dr. Amiee Chan President & CEO Tel: 604 821-2808 Email: achan@norsat.com	Mr. Arthur Chin Chief Financial Officer Tel: 604 821-2809 Email: achin@norsat.com